Exhibit 99.2

Preventative Health EMPOWERED Earnings Presentation December 2022

Notices & Disclaimers Forward Looking Statements 02 Certain statements included in this presentation are not historical facts but are forward - looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities . In some cases, you can identify forward - looking statements by terms such as "may," "will," "should," "design," "target," "aim," "expect," "could," "intend," "plan," "anticipate," "estimate," "believe," "continue," "predict," "project," "potential," "goal" or other words that convey the uncertainty of future events or outcomes . You can also identify forward - looking statements by discussions of strategy, plans or intentions . These forward - looking statements include, but are not limited to, statements regarding future revenue, Adjusted EBITDA, Adjusted EBITDA Margin, debt, capital expenditure and cash flow estimates and forecasts of other financial and performance metrics (including key performance indicators), and projections of market size and opportunity . These statements are based on various assumptions and on the current expectations of the Company and its management and are not predictions of actual performance . While our management considers these assumptions and expectations to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, including continuing impact of the COVID - 19 pandemic, and other risks detailed under the caption “Risk Factors” in the Company’s Annual Report on Form 20 - F as filed with the SEC for the year ended December 31 , 2021 on November 14 , 2022 , as updated or revised for any material changes described in subsequently filed SEC filings, most of which are difficult to predict and many of which are beyond our control . If the risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward - looking statements . There may be additional risks that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward - looking statements . In addition, forward looking statements reflect the Company's expectations, plans or forecasts of future events and views as of the date of this presentation . The Company anticipates that subsequent events and developments will cause these assessments to change . However, while the Company may elect to update these forward - looking statements at some point in the future, the Company specifically disclaims any obligation to do so . These forward - looking statements should not be relied upon as representing the Company's assessments as of any date subsequent to the date of this presentation . Non - GAAP Financial Measures This presentation includes key performance indicators and non - GAAP financial metrics that we use to help us evaluate our busines s, identify trends affecting our business, formulate business plans, and make strategic decisions. Adjusted EBITDA and Adjusted EBITDA Margin are financial measures that are calculated an d p resented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Definitions for such non - GAAP measures are set forth in the footnote (2) on Page 5 of this presentation. Any non - GAAP financial measures used in this presentation are in addition to, and not meant to be considered super ior to, or a substitute for, the Company's financial statements prepared in accordance with GAAP. For detailed reconciliations of each of these non - GAAP measures to their nearest GAAP measure, please refer to the Company's Form 20 - F which was filed with the SEC on November 14, 2022. The Company believes these non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and results of operations . The Company's management uses these non - GAAP measures to compare our performance to that of prior periods for trend analyses and for budgeting and planning purposes . These measures are used in monthly financial reports prepared for management and our board of directors . We believe that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in com paring our financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . Management does not consider these non - GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP . The principal limitation of these non - GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in our financial statements . In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP financial measures . Undue reliance should not be placed on these measures as the Company's only measures of operating performance, nor should such measures be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP . Non - GAAP financial measures as used in respect of the Company may not be comparable to similarly titled amounts used by other companies .

Financial Highlights FY2021 vs. FY2020 03 Cost of Revenues Increased by 37.1%, due to the aforementioned acquisitions, the opening of new salons, and an increased number of therapists to meet increased demand. However, the CoR ratio to Revenue was down from 87.2% to 73.8%. 01 Impairment Loss Decreased by 40.6% to $0.5 million, $0.3 million of which was for the rebranding of the “Bell Epoc ” brand. 03 SG&A Increased by 70.6%, primarily due to increased professional fees related to financial reporting, financing, and stock compensation expenses. 02 Net Loss $8.6 million recorded primarily due to valuation allowance on deferred tax assets of $6.8 million*. 04 Total Revenue Increased by 61.9% to $47.0 million due to gradual recovery from the COVID - 19 pandemic, sales of salons to investors, and acquisitions of SAWAN, ZACC, and franchised salons. *Proceeds from sales of salons to investors, which became one of our key strategic initiatives beginning in Q 4 , 2021 , was classified as Cash Flow from Investing Activities since the original source of the cash outflow was investments on fixed assets . However, the Company recognizes revenue from the sales based on ASC 606 - revenue from contracts with customers . The Company believes the nature of the sales activity is operating activity, because it is one of our primary businesses, regardless of accounting classification .

Financial Highlights Financial Year 2021 04 Cash Flow from Operating Activities Negative $4.9 million , mainly due to the decrease in net income and changes in operating assets and liabilities*. 01 Cash Flow from Investing Activities Negative $0.7 million , primarily due to the acquisitions of businesses, properties and equipment, and investment securities, partially offset by sales of salons*. 03 Cash Flow from Financing Activities Negative $3.7 million , primarily due to payment of deferred offering costs and repayment of long - term loans, partially offset by proceeds from stock issuance for green - shoe options. 02 Adjusted EBITDA Negative $0.7 million , improved from negative $4.7 million with Adjusted EBITDA margin of negative 1.4% compared with negative 16.3% in 2020. 04 *Proceeds from sales of salons to investors, which became one of our key strategic initiatives beginning in Q 4 , 2021 , was classified as Cash Flow from Investing Activities since the original source of the cash outflow was investments on fixed assets . However, the Company recognizes revenue from the sales based on ASC 606 - revenue from contracts with customers . The Company believes the nature of the sales activity is operating activity because it is one of our primary businesses, regardless of accounting classification .

Consolidated Income Statement 05 2021(USD) 2021(JPY) 2020(JPY) 2019(JPY)  Change from 2020 to 2021 Revenues:       Relaxation Salon $45,121 ¥5,196,540 ¥3,315,947 ¥3,864,656  56.7% Luxury Beauty $1,470 ¥169,320 — —  100% Digital Preventative Healthcare $382 ¥43,965 ¥25,670 ¥43,608  71.3% Total Revenue $46,973 ¥5,409,825 ¥3,341,617 ¥3,908,264  61.9% Cost of Revenues & Operating Expenses:       Cost Of Revenues $34,683 ¥3,994,414 ¥2,912,667 ¥2,957,506  37.1% Selling, General And Administrative Expenses $15,827 ¥1,822,787 ¥1,068,537 ¥871,862  70.6% Impairment Loss On Long - lived Assets $549 ¥63,211 ¥106,501 ¥44,546  (40.6%) Total Cost of Revenues & Operating Expenses $51,059 ¥5,880,412 ¥4,087,705 ¥3,873,914  43.9% Operating Loss ($4,086) (¥470,587) (¥746,088) ¥34,350  (36.9%) Net Loss ($8,602) (¥990,731) (¥539,170) ¥17,335  83.8% Adjusted EBITDA(2) ($677) (¥77,974) (¥543,456) ¥139,301  (88.9%) Adjusted EBITDA Margin(3) (1.4%) (1.4%) (16.3%) 3.6%  15.1% Year End December 31, 2021 (1) Convenience translations of Japanese yen into U . S . dollars have been made at the exchange rate of ¥ 115 . 17 = US $ 1 . 00 , which was the foreign exchange rate on December 30 , 2021 as reported by the Board of Governors of the Federal Reserve System . (www . federalreserve . gov/releases/h 10 / ) (2) We define Adjusted EBITDA as net income (loss), adjusted to exclude : ( i ) dividend and interest income, (ii) interest expense, (iii) gain from bargain purchases, (iv) other, net, (v) income tax expense, (vi) depreciation and amortization, (vii) losses on sales of directly - owned salons to franchisees, (viii) gains (losses) on disposal of property and equipment, and other intangible assets, (ix) impairment loss on long - lived assets and (x) stock - based compensation expense . (3) Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period . (in Thousands)

Revenue Comparison by Revenue Stream 06 0 1000 2000 3000 4000 5000 6000 Total Revenue Directly Operated Relaxation Salons Sale of Directly Owned Salons Franchise Fees Royalty Income Staffing Services Sublease Revenue Other Franchise Revenues Digital Preventative Healthcare Luxury Hair Salon Revenue 2020 2021 Millions JPY Directly - Operated Relaxation Salons Franchised Relaxation Salons Other Revenue Streams Total Breakdown Of Total Revenue By Stream

2020 ( JPY,Millions ) 2021 ( JPY,Millions ) Directly - Operated Salon COR 2,150 3,282 Franchised Salon COR 745 691 Other COR 18 21 Total COR ¥ 2,913 ¥3,994 Cost of Revenue Comparison 07 87.2% 73.8%

SG&A Comparison by Use of Expenses 08 Professional Fees Additional professional fees paid for legal, audit, financial reporting services, and expenses in connection with the exercise of green shoe options issued at IPO and other financing efforts. Payments to other professionals, such as financial advisory fees for acquisitions (including potential acquisitions), IT consultants, and internal control consultants. Stock Compensation Expense The Company recognized stock compensation expense for the stock options issued in October 2020. The stock o ption plans were fully expensed until 2021, and unless we newly issue such stock o ption plans, no future stock compensation expense will be recognized. Other SG&A Other SG&A mainly consists payroll, directors' compensation and other HR expenses, advertising expenses, commission fees, rent expenses, and other miscellaneous expenses. Although there was an increase in Other SG&A, its ratio to total revenue dropped from 29.2% in 2020 to 22.3% in 2021. 01 02 03 0 200 400 600 800 1000 1200 1400 1600 1800 2000 Total SG&A Increase in Professional Fees Stock Compensation Expense Other Increases 2020 2021 Millions JPY

Consolidated Balance Statement 09 Year End December 31, 2021 2021(USD) 2021(JPY) 2020(JPY) Assets    Current Assets $12,002 ¥ 1,382,302 ¥ 2,087,224 Non - Current Assets $37,950 ¥4,370,759 ¥ 3,626,242 Total Assets $49,952 ¥ 5,753,061 ¥ 5,713,466 Liabilities: Current Liabilities $27,754 ¥ 3,196,473 ¥ 2,652,588 Non - Current Liabilities $24007 ¥ 2,764,931 ¥ 2,569,621 Total Liabilities $51,761 ¥ 5,961,404 ¥ 5,222,209 Shareholders’ Equity: Common Stock, No Par Value $10,620 ¥ 1,223,134 ¥ 1,179,313 Class A Common Stock, No Par Value $0 ¥ 100 ¥ 100 Treasury Stock ($20) ( ¥ 3,000) ( ¥ 3,000) Additional Paid - In Capital $10,987 ¥ 1,265,456 ¥ 1,018,146 Accumulated Deficit ($23,390) ( ¥ 2,694,033) ( ¥ 1,703,302) Total Shareholders’ Equity ($1,809) ( ¥ 208,343) ¥ 491,257 Total Liabilities and Shareholders’ Equity $49,952 ¥ 5,753,061 ¥ 5,713,466 (1) Convenience translations of Japanese yen into U . S . dollars have been made at the exchange rate of ¥ 115 . 17 = US $ 1 . 00 , which was the foreign exchange rate on December 30 , 2021 as reported by the Board of Governors of the Federal Reserve System . (www . federalreserve . gov/releases/h 10 /) (in Thousands)

Consolidated Cashflow Statement 10 Year End December 31, 2021 2021(USD) 2021(JPY) 2020(JPY) Net (Loss) Income ($8,602) (¥990,731) (¥539,170) Net Cash (Used In) Provided By Operating Activities ($4,838) (¥557,231) (¥366,420) Net Cash Used In Investing Activities ($729) (¥83,936) (¥139,599) Net Cash (Used In) Provided By Financing Activities ($3,716) (¥427,949) ¥1,432,131 Net (Decrease) Increase Of Cash And Cash Equivalents During The Period ($9,283) (¥1,069,116) ¥926,112 Cash And Cash Equivalents At Beginning Of Period $12,501 ¥1,439,733 ¥513,621 Cash And Cash Equivalents At End Of Period $ 3,218 ¥370,617 ¥1,439,733 (1) Convenience translations of Japanese yen into U . S . dollars have been made at the exchange rate of ¥ 115 . 17 = US $ 1 . 00 , which was the foreign exchange rate on December 30 , 2021 as reported by the Board of Governors of the Federal Reserve System . (www . federalreserve . gov/releases/h 10 /) (in Thousands)

11

2021 Business Successes

Achievements in 2021


Re.Ra.Ku
design studio of healthy life
Re.Ra.Ku
肩甲骨から、しっかりと。


食事を
写真で記録





Relaxation Salon

- The Company introduced a new business model to sell salons to investors and continue operations as the outsourcer. We sold 12 salons at JPY559M in Q4 2021.
- MEDIROM operated or franchised 312 bodywork salons at the end of 2021, which increased by 22 salons from December 2020.
- We acquired SAWAN, which operates 13 "Ruam Ruam" branded salons, in May 2021.

Digital Preventative Healthcare

- We developed Mother Bracelet® and generated reservation sales of JPY56 million from 1,292 supporters from its crowdfunding campaign.
- Our LAV® app for the Specific Health Guidance Program received subscription orders from 43 corporate insurance associations as of December 31, 2021.

Luxury Beauty

- We acquired 60% of ZACC, a high-end hair salon, in October 2021. We subsequently acquired the remaining 40% in January 2022.

Damian Scultz 12 2021 Business Successes Key Performance Indicators (KPI) Increased Number of Salons Number of Salons has increased due to the acquisition of SAWAN and the acquisitions of franchised salons. 01 02 03 04 Improved Sales Per Customer Sales Per Customer have been constantly increasing due to our marketing campaigns and customer satisfaction. Excellent Customer Repeat Ratios Repeat R atio is constantly around 82% while our Operation R atio has recovered to over 50%. Growing Total Customers Served Total Customers Served exceeded that of the pre - COVID - 19 pandemic level. Year End December 31, 2021 2021 2020 2019 Number of Salons 312 290 283 Sales Per Customer ¥ 6,634 ¥ 6,486 ¥ 6,064 Repeat Ratio 81.7% 82.6% 81.7% Operation Ratio 50.5% 48.2% 50.3% Total Customers Served 71,173 64,649 69,704

13 2022 Business Updates Relaxation Salon • The Company continues to sell salons to investors and to operate the sold salons for management fees, which contributed to an increase in revenue for the first half of 2022 as compared to the first half of 2021. • The number of salons remains at 312 as of the end of September 2022, with some monthly fluctuation due to closure or new openings of salons. • Although our salons experienced a recurrence of the COVID - 19 pandemic by Omicron variance in Q1 2022, from Q2 onwards, we have achieved a company - record number of customer visits, with stable Sales Per Customer, Operation Ratio, and Repeat Ratio. • The Company expects that hiring cost may increase as many businesses have started to hire part - time employees actively, which, as the Company believes, may lead to a shortage for therapists, and competition for workers is expected to increase. Digital Preventative Healthcare • Following years of enormous efforts to develop and prepare for manufacturing of our MOTHER Bracelet®, the Company expects to become ready for large - scale production of MOTHER Bracelet® in the near future. The Company received a purchase order of 10,000 units of MOTHER Bracelets® from a Japanese nursing service company, and expects that shipments will begin by December 31, 2022, subject to the manufacturing capacity of our subcontractor.

New Product
The MOTHER Bracelet®

The World's First[1] Wearable Device Featuring Thermoelectric Generator

No More Recharging

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Two Competitive Advantages:

First in the world[1]! No more charging hassle～

Installed with a hybrid solar and temperature difference battery system, it recharges simply by being worn. No need to take it off — uninterrupted 24/7 health data collection.

Software Development Kit solution (SDK) for the healthcare industry

The MOTHER-SDK makes it possible to transfer health metrics and data from the device directly to your company's own application and database.

Features:

- Waterproof
- -10℃ ～ +45℃
- Solar Panel
- Temperature Sensor
- Accelerometer
- Gyroscope
- PPG Sensor for Heart Rate

(1) Based on certificate issued by ESP Research Institute.

Telehealth System Targeting Residents in Condominiums - Quality Healthcare at Home 15 1. Residents use the MOTHER Bracelet ® for automatic measurements of various health metrics (heart rate, sleep quality, body temperature, calories burned.) 2. Third party software analyses the data and recommends health check - ups to residents with unusual results. 3. Residents schedule a health check - up using cloud - based electronic medical record system. 4. Residents receive a virtual health check - up. Residents at a nursing facility Example 1: Focus on the B2B Market

Business Alliance with Long - Term Care Facilities: Remote Patient Monitoring System 16 Example 2: Focus on the B2B Market Provides SDK System Standard Costs Collaborative Development Collaborative Development Remote Patient Monitoring Monthly Service Fee Centralized Management System Family Members Total Number of Users: Up to 40,000 Remote monitoring in hospital and home settings: Data Sharing Data Sharing Up to 30,000 users Up to 10,000 users

Recent KPI Progress 14

Recent KPI Progress 15

MEDIROM

HEALTHCARE TECHNOLOGIES INC.

Thank You!

ir@medirom.co.jp
www.medirom.co.jp/en/ir

MEDIROM Healthcare Technologies Inc.
2-3-1, Daiba, Minato-ku,
Tokyo, JAPAN 135-0091